VCP Announces 3Q03 Earnings
Strong margins on domestic sales and
exports offset challenging market conditions

São Paulo, October 14, 2003

VOTORANTIM CELULOSE E PAPEL S.A. (VCP) - (NYSE: VCP; BOVESPA: VCPA4), one of the largest pulp and paper producers in Latin America, today announced results for the third quarter of 2003. The Company's operating and financial information, unless otherwise indicated, is presented in consolidated numbers and in U.S. dollars in accordance with U.S. GAAP. All comparisons provided in this release are with respect to the third quarter of 2002, unless otherwise indicated.

"The third quarter presented the most challenging market conditions the Company has witnessed in years, with economic slowdown in the major economies, such as USA and Europe, with a highly recessive Brazilian market that caused lower domestic sales volume and a stable, stronger Real that negatively impacted production costs in U.S. dollars. These factors coincided with falling international pulp prices, driven by seasonal weak demand. VCP was able to offset much of these impacts as a result of its expansion in pulp production capacity and its presence in local paper markets.

Market pulp prices were 5% lower compared to the previous quarter in an environment of order postponements, shifting inventories in the supply chain to producers. In September 2003 pulp prices began to recover gradually, with increases seen particularly in European and Asian markets. The domestic economy was even weaker; however, increasingly moderate fiscal and inflation policies as well as reduced Brazilian risk allowed for gradual interest rate reduction. As a result, financial markets reflected the positive growth expectations for the economy, which should extend into the fourth quarter of 2003, boosted further by seasonality.

VCP's expressive export volume growth of 92% compared to 3Q02 combined with 36% higher average domestic paper prices resulted in 33% higher net revenue. Efforts aimed at reducing fixed and variable costs allowed VCP to improve its EBITDA margin to 41% compared to 36% in 3Q02, despite the 20% drop in domestic paper sales volume.

In the first nine months of 2003 (9M03), net revenue totaled US$581 million compared to US$464 million in the same period in 2002. EBITDA grew 46% to US$248 million with an EBITDA margin of 43% compared to 37% in 9M02. Our net earnings for the first nine months of 2003 totaled US$180 million," commented Raul Calfat, CEO of VCP.

Main Financial Indicators

(In US$ millions)	3Q03	3Q02	3Q03/3Q02
Net Sales	206	155	33%
Domestic Sales	111	102	9%
Exports	95	53	79%
Operating Profit	66	44	50%
Net Income	62	42	48%
Earnings per ADR(*)	0.81	0.55	47%
EBITDA (*)	84	56	50%

(*) Earnings in US$ per total ADR's not considering shares in Treasury

Net revenue and sales volume

Net revenue in 3Q03 was 33% higher compared to 3Q02, driven by 27% higher sales volume and a 5% higher average selling price in U.S. dollars. The higher average price was due to 33% higher prices in the local markets, partially offset by a 6% decline in the average export price. This decrease in export prices was mainly due to a higher participation of pulp in the export mix. The 92% higher export sales volume more than offset the 18% drop in domestic sales volume. Compared to 2Q03, 10% higher overall sales volume was partially offset by 4% lower average prices in U.S. dollars resulting in a 5% increase in net sales. The average lower price was mainly attributed to lower pulp prices.

Revenues from the paper business fell to 65% of total revenues, with pulp accounting for 35%, compared to 79% and 21% in 3Q02. The higher proportion of pulp revenues can be attributed to higher sales volume made possible by the new pulp line. In 2Q03, the breakdown for paper and pulp revenues was 68% and 32%, respectively. In volume terms, paper sales volume accounted for 47% of total sales, with pulp making up 53%, reflecting higher output from the new pulp production line and lagging domestic paper market.

The greater portion of pulp sales in 3Q03 brought export volume to 62% of total sales, with the domestic market accounting for 38%. In 3Q02, this breakdown of sales was the inverse, with export volumes representing 41% of total sales.

NET REVENUE BREAKDOWN

Pulp

Revenues from pulp sales grew 115% to US$71 million in 3Q03 compared to 3Q02, driven by 7% higher average prices as well as a 100% increase in sales volume to 155,000 tons with the additional output coming from the new pulp line. Compared to 2Q03, revenues were 14% higher, driven by 20% higher sales volume, despite 5% lower prices.

International eucalyptus (hardwood) pulp prices fell as expected during July and August, reaching US$490 per ton in Europe, US$530 per ton in North America and US$450 per ton in Asia. In September a recovery in demand drove prices up by US$20 per ton in Asia and Europe. These price increases occurred despite high NORSCAN inventory levels, which stood at 1.71 million tons at the beginning of 3Q03. This trend confirms our expectations disclosed last quarter of increased buying activity in several markets to rebuild inventories. Expectations as to a continued upward pricing trend in the cycle will still be dependent upon higher demand from the main consumer markets as well as greater discipline from producers.

Domestic market - Compared to 3Q02, pulp sales volume decreased 6% in a weak domestic market environment, with output being directed to export markets. Toward the end of the quarter domestic demand showed signs of recovery; however, tissue and cardboard prices had yet to rebound. The average CIF price in the local market was R$ 1,319 per ton in 3Q03, versus R$ 1,248 per ton in 3Q02, a 6% increase resulting from improved pulp prices, despite the appreciation of the real, since domestic prices are also affected by exchange variations.

Export Market - Export pulp volume was 132% greater than in 3Q02, as additional output from the expansion project was exported. Average prices were 6% higher in U.S. dollars.

Paper

Revenues from paper sales in 3Q03 totaled US$135 million, 11% higher than in 3Q02, driven by 25% higher average selling prices in U.S. dollars, partially offset by 11% lower sales volume caused by the recessionary Brazilian economy and soft demand, particularly for coated and printing and writing papers. Overall paper sales volume totaled 137,000 tons in 3Q03. Compared to 2Q03, revenues were 1% higher on 1% higher sales volume, as average selling prices in U.S. dollars were 1% higher.

Paper Products as % of Net Revenues

Compared to 3Q02 the product mix consisted of a higher share of revenues from chemical papers (carbonless and thermal) and Cut Size due to 33% and 39% increases, respectively, in prices in the domestic market and 2% and 3% higher volumes, respectively. Sales volume of other papers fell, and consequently accounted for a lower percentage of revenues, despite strong increases in average prices compared to 3Q02.

The product mix compared to 3Q02 was comprised of a greater portion of chemical papers, mainly in the domestic market, and cut size paper for exports, as coated paper sales retracted. The shift in mix is owed to the Company's flexibility to adapt to market demand, in order to maximize margins. With the ability to operate in both pulp and paper markets and alternate sales between the domestic and export markets, VCP has shown its capacity to neutralize the cyclical effects that can affect a given market segment as well as minimized losses related to a strong Real.

Domestic Market

Compared to 3Q02, overall sales volume decreased by 20%, due mainly to lower printing and writing paper sales (part of which were directed to export markets), as well as lower coated paper sales as a result of weak market conditions. The Company once again achieved higher prices in the domestic market, and in the third quarter of 2003 average prices in reais were 28% higher than in 3Q02 and 36% higher in U.S. dollars.

Uncoated papers: Printing & writing paper sales were weaker due to delays by the Government in finalizing its education program, which reduced demand from this sector (textbook and notebook producers). The education program was finalized at the end of August, and it is expected that the impact of this decision will be seen in the coming months. Cut size sales volume was reduced in the domestic market, as a portion of cut size output was directed to export markets in an effort to control supply pressure locally. However, in U.S. dollar terms, average prices for cut size papers were 39% higher year-over-year (29% higher in reais), while printing & writing prices were 35% higher year-over-year (28% higher in reais).

Coated Papers: Compared to 3Q02, average prices in U.S. dollars were 29% higher than in 3Q02, and 3% lower compared to 2Q03. In volume terms, sales of coated papers were 28% lower, reflecting reduced demand from distribution and promotional graphics sectors.

Carbonless & Thermal Papers: Sales volume in this segment increased 2% while 33% higher prices in U.S. dollars contributed to stronger revenues.

Export market

When compared to 3Q02 the Company significantly increased its export sales volume by 22%, as a consequence of the weaker local demand, mainly for uncoated papers in rolls and sheets. Exports of chemical papers were reduced in order to meet domestic demand. Coated exports began to recover with stronger sales to Latin America, especially Argentina. The average CIF export price per ton was US$ 772 in 3Q03, versus US$ 790 in 3Q02.

Pulp Cash Cost (*)

Pulp cash cost in 3Q03 was US$ 173/ton, 9% higher than 2Q03, increasing by US$15/ton. Of this variation, US$3/ton corresponds to the effect of the appreciation of the real against U.S. dollar, while US$6/ton corresponds mainly due to additional maintenance and labor costs, as a consequence of annual downtime in both mills. The remaining increase is explained by higher costs for certain chemicals and wood, due to higher participation of wood acquired from third parties and a higher average distance from the forest to the mill. Compared to 3Q02, pulp cash cost was 41% higher due to the effect of the appreciation of the real against U.S. dollar, higher wood, raw materials, fuel and maintenance costs.

(*) All cash cost figures are presented net of exhaustion.

Operating results

Gross profit was US$ 97 million compared to US$ 71 million in 3Q02, with a gross margin of 47% versus 46% in 3Q02 and 50% in 2Q03. Compared to 3Q02, the higher gross profit margin was mainly due to higher local average prices which were not fully offset by higher costs when expressed in U.S. dollars as a result of the currency appreciation. The average unit cost for products sold increased 4% in U.S. dollar terms due mainly to higher prices of certain raw material inputs, fuel and maintenance costs in reais, partially offset by a higher percentage of pulp in the mix of products with lower production costs. When compared to 2Q03, the lower gross profit margin was mainly due to lower pulp prices and higher cash cost, also partially offset by a higher percentage of pulp in the mix of products.

Selling expenses in 3Q03 were 40% higher, totaling US$21 million compared to US$15 million 3Q02. However, such expenses when expressed as a portion of net revenue remained stable at 10% year-over-year. The increase in selling expenses was caused by higher freight and commissions and other expenses in foreign currency, a function of the higher level of exports in the quarter (92% increase in export volumes year-over-year).

General and Administrative expenses as a portion of net revenue fell from 4.8% to 4.3% year-over-year, as such expenses increased slightly but were distributed over a higher revenue base in 3Q03. The US$1 million total increase was mainly a result of the annual salary adjustment and the institutional investments for the inauguration of the new pulp line in Jacarei mill, partially offset by certain non-recurrent external consulting fees that were incurred in 3Q02.

Operating profit was US$66 million, 53% higher than the US$43 million of 3Q02, and 3% lower than the US$68 million in 2Q03. The improved operating profit compared to 3Q02 was due mainly to greater pulp export volume and higher domestic paper prices, partially offset by lower sales volume in the domestic market and higher average costs.

EBITDA totaled US$84 million in 3Q03, 50% greater than in 3Q02 and 5% lower than in 2Q03. EBITDA margin was 41% versus 36% in 3Q02 and 45% in 2Q03.

Financial result

The Company's net indebtedness was US$ 528 million on September 30, 2003, and US$ 527 million on June 30, 2003. The practically flat net indebtedness at the close of 3Q03 compared to 2Q03 was mainly due to the fact that CAPEX disbursements were offset by the strong cash generation during the period.

The financial expenses corresponding to the gross debt position were US$19 million compared to US$17 million in 2Q03, mainly due to the increase in gross debt from US$1,043 million on June 30, 2003 to US$1,148 million on September 30, 2003. Financial income was US$17 million during 3Q03 against US$15 million in the previous quarter, mainly due to a higher cash and cash equivalents position, from US$516 million on June 30, 2003 to US$621 million on September 30, 2003.

The increase in the gross debt position was a result of new loans, specially pre-export financing (US$ 157 million) in foreign currency, and an additional disbursement of BNDES to the financing of the pulp expansion project (R$ 96 million).

Foreign exchange losses, net

In order to protect against foreign currency exposure risk (loans in foreign currency against cash investments in local currency), the Company maintains swap instruments that yield equivalent U.S. dollars plus a fixed interest rate (U.S. dollar coupon) in amounts established as per its foreign exchange exposure policy.

In 3Q03, the net foreign exchange result, including fair value, was a loss of US$4 million against a loss of US$3 million in 2Q03 and a foreign exchange loss of US$5 million in 3Q02. It is important to mention that the fair value adjustment is in accordance with SFAS 133 and does not impact the cash flow as it is just an accounting effect.

Debt amortization	2003	2004	2005	2006	2007	2008	2009
US$ million	186	413	425	46	30	30	18

DEBT OBLIGATIONS (US$ million)	COST % per annum	06/30/2003	09/30/2003	% of total
- SHORT TERM		429	516	45%
Real denominated	TJLP* + 3.0%	18	16	1%
Dollar denominated	US$ + 4.2%	411	500	44%
- LONG TERM		614	632	55%
Real denominated	TJLP* + 3.0%	120	155	13%
Dollar denominated	US$ + 4.2%	494	477	42%
TOTAL DEBT		1,043	1,148	100%
(-) CASH POSITION		(516)	(621)
NET DEBT		527	528

* TJLP = Long term interest rate from BNDES, rated at 12 % p.a. on September 30, 2003

Income Tax

Income tax expense in 3Q03 was US$6 million compared to US$10 million in 3Q02, due mainly to the substantially lower effective tax rate. This rate decreased from 26% to 9% mainly because in the 3Q03 the exchange rate was practically stable and did not affect the financial income. The strong depreciation of Real that occurred in the 3Q02 increased financial income through exchange variation on investments in foreign currency.

Net Income

Net income totaled US$62 million in 3Q03 compared to US$42 million in 3Q02, and US$58 million in 2Q03.

Capital expenditures

The Company invested a total of US$40 million in 3Q03, of which US$20 million was allocated to industrial modernization projects (optimization and expansion of pulp production at Jacareí) and US$11 million in forestry (planting and managing forests).

INVESTMENTS (US$ million)	PORTION COMPLETED THROUGH Sep 30, 2003	PLANNED FOR 2003
Pulp Expansion Project (P.2000)	46	58
Modernization	22	29
Forestry Activities	37	55
Maintenance, I.T., others	17	48

TOTAL	122	190

Expenditures already realized or earmarked for the Pulp Expansion Project at Jacareí totaled US$489 million (total amount contracted with or without disbursement) as of September 30, 2003, out of a total estimated project budget of US$ 490 million.

Outlook

The Company's fundamentals continue to strengthen. VCP has achieved scale and productivity gains through its modern industrial plants, increasing wood production and changes in its product mix - factors that have allowed it to successfully capitalize on the diverse domestic and international market segments, as well as strong cash generation and a sound financial position. Future cash generation will be used toward disciplined growth and transparent dividend distributions.

The share of Brazilian eucalyptus pulp in the global market is growing, as the sector is undergoing consolidation and experiencing a recovery in international prices. However, several upcoming projects announced by market pulp producers throughout the world could contribute to periods of over supply. There is an expectation that the Brazilian market will undergo a sustained market growth cycle for printing and writing papers. These factors offer growth opportunities for healthy companies and VCP continues to pursue such opportunities in order to create value for our shareholders through business expansion, strong operational performance and profitability and/or technological and product improvements, always in the context of a long term strategic focus. In pursuing these opportunities, VCP's management requires a minimum return of 3% per annum above the Company's weighted average cost of capital (WACC).

The 770 thousand ton-per-year pulp capacity expansion project, which yields a 570 thousand ton-per-year net increase (as a former 200 ton-per-year production line was deactivated), was an attractive investment in cost terms and has made VCP one of the world's most modern pulp producers. Presently, the oldest pulp line at the Jacareí plant dates from 1997. The related CAPEX for the project of US$ 490 million (US$475 in installations and US$15 million in forestry), represents an investment of US$ 617 per ton (considering the total 770,000 tons/year of the new line), significantly boosts the Company's return on investment. Management expects that the line will complete its learning curve and reach full production capacity during the fourth quarter of 2003, placing VCP among the leading players in the global pulp industry. Jacareí pulp production capacity now stands at 1 million tons per year, making it one of the largest, most modern and competitive plants in the world. 2004 should be a year of consolidation for VCP's recent investments.

This expansion project enabled export sales volume to exceed sales the domestic market. In 2002, the sales volume breakdown was 58% to the domestic market and 42% for export; however, in 2003 this ratio is being inverted. It signifies a new phase of international growth for the Company. For this expansion project, VCP already increased its exclusive port area in Santos from 9,000 to 12,520 square meters to ready its warehousing, processing, transportation, cargo handling, docking and loading capacities in order to expand its market pulp exports. The Company has also invested in a private railway from its Jacareí plant to the Port of Santos, providing another transportation alternative to export its pulp with a 25% lower freight cost, which is already fully operational.

Even without new investments toward organic growth in the coated and cut size paper markets, prior investments will enable to Company to maintain its import substitution for coated papers and expand its cut size exports. VCP will also maintain its focus on promoting brand loyalty among its customers, with additional efforts at the KSR business unit, the largest distributor in the segment. These efforts include continued investments in e-business in order to digitally strengthen loyalty and relationship channels.

Capital markets

The São Paulo Stock Exchange Index (Ibovespa) was 23% higher in 3Q03 compared to a 39% appreciation of VCP's preferred shares in Reais. The IBOVESPA has gained 42% year-to-date while VCPA4 has risen 27%.

During 3Q03 13,542 transactions resulted in trading of approximately 2.4 billion preferred VCP shares, 27% higher than in 3Q02. Daily average trading volume on the Bovespa in 3Q03 was R$ 5.1 million, 74% higher than in 2Q02.

During 3Q03, VCP's shares were traded on 100% of Bovespa sessions, and represented 34% of all transaction volume within the Brazilian pulp and paper industry.

Earnings per share for 3Q03 were R$4.41 per block of 1,000 shares according to BR GAAP and US$0.81 per ADR according to US GAAP.

The share price of VCP's Level III ADRs traded on the NYSE rose 36% in the third quarter of 2003, compared to a 11% gain by the Standard & Poor's 500 Paper and Forest Products Index and a 3% appreciation of the Dow Jones Industrial Average. Daily average of trading volume was US$1.7 million, 67% greater than in 3Q02.

For statutory purposes, VCP also publishes its results in accordance with Brazilian Corporate Law (Brazilian GAAP), in order to meet information demands from local investors. The consolidated net earnings reported according to this criterion in 3Q03 was 169 million in Reais. Attachment VII shows a reconciliation of net income from Brazilian GAAP to US GAAP.

Statements included in this report, regarding the Company's business outlook and anticipated financial and operating results, regarding the Company's growth potential, constitute forward-looking statements and are based on management expectations regarding the future of the Company. These expectations are highly dependent on changes in the market, general economic performance of Brazil, its industry and international markets and, therefore, are subject to change.

# # #

Votorantim Celulose e Papel S.A. - VCP is one of the largest producers of paper and pulp in Brazil in terms of net revenues and total assets, and is the leader among Brazilian producers of printing, writing and special papers. VCP is an integrated company that uses appropriate technology for each of its processes, which ensures greater efficiency throughout the production cycle. VCP sells its products on both the domestic and overseas markets, exporting to over 55 countries on five continents.

Attachment I

Attachment II

Votorantim Celulose e Papel S.A
Consolidated Balance Sheet

USGAAP — US$ million

ASSETS	Sep-03	Jun-03
Current Assets	**634**	**496**
Cash and Cash Equivalents	284	154
Held-to-maturity investments	51	78
Trade Accounts Receivables	153	128
Inventories	97	91
Recoverable Taxes	38	31
Other	11	14
Investment in affiliates (Aracruz)	221	213
Goodwill	19	19
Property, Plant and Equipment - Net	**1,170**	**1,170**
Other Assets	**352**	**344**
Held-to-maturity investments	229	225
Unrealized gains from foreign currency and interest rate swaps (Fair Value adjustments)	57	59
Deferred Income Tax	15	12
Other	51	48
TOTAL ASSETS	**2,396**	**2,241**

LIABILITIES and STOCKHOLDERS' EQUITY	Sep-03	Jun-03
Current Liabilities	**611**	**523**
Trade payables	42	51
Short-term debt	79	42
Current portion of long-term debt	437	387
Payroll, PPR and related charges	14	11
Income and social contribuition taxes	9	9
Other	30	23
Long-term Liabilities	**682**	**662**
Long-term debt, less current portion	632	614
Provision for tax, other litigation and others	50	48
Stockholders' equity	**1,103**	**1,056**
Preferred capital stock, no par value, 56,000,000,000 stocks Authorized,17,182,209,232 stocks issued	553	553
Common stock, no par value, 28,000,000,000 stocks Authorized,21,140,490,321 stocks issued	767	767
Additional paid in capital	28	25
Treasury stocks at cost	(1)	(3)
Net unrealized gain on available-for-sale securities	(1)	(1)
Appropriated retained earnings - **Legal Reserve 5%**	31	31
Unappropriated retained earnings	724	661
Cummulative translation adjustment	(998)	(977)
TOTAL LIABILITIES and STOCKHOLDERS' EQUIT	**2,396**	**2,241**

Attachment III

Attachment IV

CASH FLOW STATEMENT

3rd Quarter, 2003 x 3rd Quarter, 2002	3rd Q03	3rd Q02 (millions US$)
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	**62**	**42**
Adjustments to reconcile net income to cash provide to operating activities :		
Foreign exchange losses, net	4	4
Equity income or loss of investees, less dividends	(8)	(15)
Deferred income tax	(2)	6
Depreciation and depletion	18	13
Disposal of property, plant and equipment	-	6
Changes in operating assets and liabilities :		
Trade accounts receivable	(15)	27
Inventories	(7)	(2)
Others assets	(8)	(14)
Liabilities	(3)	(28)
Net cash provided by operating activities	**41**	**39**
CASH FLOWS FROM INVESTING ACTIVITIES		
Held-to-maturity — Purchases/ Maturities	28	59
Acquisition of PP&E	(39)	(66)
Net cash used in investing activities	**(11)**	**(7)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Short-term debt	24	(24)
Long-term debt — Issuances	200	85
Repayments	(126)	(93)
Sales (Acquisition) of treasury shares	5	-
Net cash provide by (used in) financing activities	**103**	**(32)**
Effect of exchange rate changes on cash and cash equivalents	**(3)**	**(19)**
Net increase (decrease) in cash and cash equivakents	**130**	**(19)**
Cash and cash equivalent at beginning of year	**154**	**110**
Cash and cash equivalent at end of the year	**284**	**91**

Attachment V

Attachment VI

Consolidated Income Statement

Brazilian Corporate Law

R$ million

	3rd Q03		3rd Q02		2nd Q03		YTD Sep 03		YTD Sep 02	
	R$	AV%	R$	AV%	R$	AV%	R$	AV%	R$	AV%
Net Operating Revenue	**617**	**100**	**493**	**100**	**596**	**100**	**1,856**	**100**	**1,264**	**100**
Domestic Sales	337	55	329	67	345	58	1,041	56	860	68
Export Sales	280	45	164	33	252	42	814	44	404	32
Cost of Sales	(323)	(52)	(258)	(52)	(296)	(50)	(934)	(50)	(701)	(55)
Gross Profit	**294**	**48**	**235**	**48**	**301**	**50**	**922**	**50**	**563**	**45**
Selling Market	(62)	(10)	(49)	(10)	(57)	(10)	(173)	(9)	(117)	(9)
General and Administrative	(26)	(4)	(24)	(5)	(24)	(4)	(72)	(4)	(60)	(5)
Financial Result	(27)	(4)	10	2	(22)	(4)	(80)	(4)	18	1
Equity Aracruz	22	4	(10)	(2)	29	5	91	5	(21)	(2)
Equity Others	(5)	(1)	(119)	(24)	62	10	76	4	(144)	(11)
Other Operating Income (Expense)	(2)	(0)	(2)	(0)	(6)	(1)	(20)	(1)	(6)	(0)
Operating Income	**195**	**32**	**41**	**8**	**284**	**48**	**744**	**40**	**235**	**19**
Non-operating results	(10)	(2)	(19)	(4)	(10)	(2)	(39)	(2)	(54)	(4)
Income before taxes, Cumul.Effect of account and Eq.affiliates	**185**	**30**	**22**	**4**	**273**	**46**	**705**	**38**	**181**	**14**
Income and social contrib. Taxes	(16)	(3)	(47)	(10)	(16)	(3)	(49)	(3)	(92)	(7)
Net Income	**169**	**27**	**(25)**	**(5)**	**257**	**43**	**655**	**35**	**89**	**7**
Income (losses) per 1,000 share lot (in R$)	4.4		(0.7)		6.7		17.1		2.3	
EBITDA	**261**	**42**	**206**	**42**	**275**	**46**	**833**	**45**	**518**	**41**
Depreciation and Amortization	57	9	46	9	61	10	175	9	137	11

Attachment VII

Attachment VIII

Market price: VCPA4=R$158/'000 shs ADR VCP =US$ 28.20 October 13, 2003	Shares outstanding: 38,322,699,553	Market capitalization: R$ 6,055 million US$ 2,161 million

Investor Relations team:

Valdir Roque
CFO and IR Director

Alfredo Villares
Investor Relations Manager

Natasha Nakagawa
Andrea Kannebley

Ph:(5511)3269-4168/4261/4287
Fax:(5511) 3269-4066
ir@vcp.com.br
www.vcp.com.br

Thomson Financial IR Curtis Smith IR Consultant Phone.: (5511) 3897-6405 curtis.smith@thomsonir.com.br
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